Amendment to Plan and Agreement of Reorganization
                                                          dated July 27, 2011
                                 by and between
                               Hinto Energy, Inc.
                                       and
                        South Uintah Gas Properties, Inc.


For valuable consideration:

         The above referenced agreement is hereby amended as follows:

1) The number of shares of Hinto Energy, Inc. (formerly Garner Investments, Inc.) to be issued to SUGP shareholders, shall be increased to 9,675,000, less 300,000 shares cancelled and exchanged for Hinto shares delivered to Lexico Resources, or 9,375,000 shares and warrants shall be amended to increase by 700,000, $1, 3 year term warrants, for a total of 6,700,000 warrants and the 3 million South Uintah Gas Properties, Inc. preferred shares have been cancelled and are removed as consideration for the acquisition of 100% of SUGP;

2) The amount of South Uintah convertible debt to be replaced is decreased from $1,000,000 to $500,000;

3) The amount of promissory notes of South Uintah to be replaced is increased from $350,000 to $375,000;

4) The number of Hinto shares held by SUGP to be returned to Hinto upon completion of reorganization shall be reduced from 3,000,000 to 2,700,000.

5)   The closing date shall be extended to December 31, 2011.

Dated December 22, 2011


South Uintah Gas Properties, Inc.

By: /s/ George E. Harris


Hinto Energy, Inc.
By:  /s/ George E. Harris